Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 8, 2010, Southwest Airlines Co. included a video on its intranet website. A transcript of the video, which is also available in print on the intranet website, is included below.

This Week’s View From The WNDow Seat

Michelle>> Last week’s surprise announcement sparked some great conversation from you about what the acquisition of AirTran means for every Southwest Employee. We’ll take a look at what’s happened since the announcement. Hi! I’m Michelle Brookes, Manager of Health and Welfare Benefits.

Wayne>> And I’m Wayne Davis, Health and Welfare Benefits Coordinator. Welcome to the WNdow Seat!

Michelle>> Gary talked about the acquisition plans and answered a number of questions from you in his Town Hall meeting.

Wayne>> Top of mind for many of you – how will we retain our Culture? Who better to speak on that topic than our Senior VP of Culture and Communications, Ginger Hardage.

Ginger Hardage – Well our culture is what sets us apart – it’s in our DNA. Already, there are great examples of the welcoming Southwest culture emerging. In fact, a group of our flight attendants completely on their own started a Facebook group to welcome the AirTran crew members. And you know, crew members are what AirTran employees are called. Then there’s a story of an AirTran pilot who was on final approach into BWI when the controller at the Potomac approach told her to follow her soon-to-be company. Before she could answer on the radio, the Southwest pilot she was told to follow responded “Welcome to the family.” It’s just stories like these that show the true colors of our employees. It’s up to each of us to keep our culture going strong, to really OWN it, and to welcome the AirTran employees to our Southwest family.

Question>> A number of Employees have also asked if the AirTran crew members will have to interview for jobs at Southwest.

Ginger Hardage – That question has been asked by many of Employees, so we included it in the Q&A portion of SWAlife, and on our website that is completely dedicated to the AirTran acquisition, that’s lowfaresfarther.com. But I’m glad to recap the response. As long as AirTran employees would be joining Southwest at their same role – for example, a Customer service agent to a Customer service agent, then no interview is necessary. But if an AirTran employee wishes to apply for a different job at Southwest – say a Customer service agent to a flight attendant, or a flight attendant to a Customer support & services rep, then they will have to interview. That’s just how it would be as a Southwest Employee wishes to change positions. And as always, we will follow our contract provisions that apply.

Michelle>> In the coming months, Gary will visit as many locations as he can to continue the discussion with you on this exciting subject!

Wayne>> Keep checking SWALife and lowfaresfarther.com for updates.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s culture and related employee matters. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.